EXHIBIT 99.1
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                       [GRAPHIC OMITTED - LOGO]| HUSKY ENERGY INC.
                                               |
                                               |
                                               | Management Information Circular
                                               ---------------------------------
                                               |
                                               | May 30, 2007



                                   H     E
                                      S



                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS


                            Wednesday, June 27, 2007

                                  at 10:30 A.M.

                           Plus 30 Conference Centre,

                             Western Canadian Place,

                          707 8th Avenue S.W., Calgary

                                 Alberta, Canada


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                                HUSKY ENERGY INC.
                              707 - 8TH AVENUE S.W.
                            CALGARY, ALBERTA, CANADA
                                     T2P 1H5

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN THAT a special meeting (the MEETING) of holders of common shares (COMMON SHARES) of Husky Energy Inc. (the CORPORATION) will be held in the Plus 30 Conference Centre, Western Canadian Place, 707 8th Avenue S.W., Calgary, Alberta, Canada on the 27th day of June, 2007 at 10:30 a.m. (Calgary time), for the following purposes:

1.      To  consider  and,  if  thought  fit,   approve  an  amendment  to  the
        Corporation's articles to divide the issued and outstanding Common Shares on a two-for-one basis (the STOCK SPLIT); and

2. To transact such other business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

The details of the Stock Split are set forth in the Management Information Circular accompanying this Notice of Meeting. At the Meeting, shareholders will be asked to approve the Stock Split.

Only shareholders of record at the close of business on May 28, 2007 are entitled to notice of and to attend the Meeting or any adjournment or adjournments thereof and to vote thereat.

DATED at the City of Calgary, in the Province of Alberta, this 30th day of May, 2007.

                       BY ORDER OF THE BOARD OF DIRECTORS

                              "JAMES D. GIRGULIS"
                               James D. Girgulis
                  Vice President, Legal & Corporate Secretary

                                   IMPORTANT

Your participation at the Meeting is important. If you do not expect to attend in person and would like your Common Shares represented, please complete the enclosed form of proxy and return it as soon as possible in the envelope provided for that purpose. To be valid all proxies must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 (Attention: Proxy Department), no later than 10:30 a.m. (Calgary time) on June 25, 2007 or on the second last business day preceding any adjournment of the Meeting.